[Domino’s Pizza Logo]	Elisa D. Garcia C. Executive Vice President General Counsel

January 17, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W., MS 03-08

Washington, D.C. 20549

Attention:	George F. Ohsiek, Jr. and Anthony Watson

	Re:	SEC Comment Letter dated January 5, 2006
Domino’s Pizza, Inc.
Domino’s, Inc.
Form 10-K for Fiscal Year Ended January 2, 2005
File No. 1-132242 and 333-74797

Ladies and Gentlemen:

On behalf of Domino’s Pizza, Inc., a Delaware corporation and Domino’s, Inc., a Delaware corporation (collectively, the “Company”), please find the Company’s responses to the comment letter to David A. Brandon of the Company, dated January 5, 2006 from the Staff of the Securities and Exchange Commission (the “Commission”) relating to the above referenced Form 10-K (the “2004 10-K”).

For reference purposes, the Staff’s comments as reflected in the Staff’s letter of January 5, 2006, are reproduced in bold in numerical sequence in this letter, and the corresponding responses of the Company are shown below each comment.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

Contractual Obligations and Commitments, page 30

1.	Please add interest payments related to your long-term debt to the table. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to an understanding of your future cash requirements. See Item 303(a)(5) of Regulation S-K and Section IV.A and footnote 46 to the Commission’s MD&A Guidance issued December 19, 2003 available at www.sec.gov.

Domino’s Pizza • 30 Frank Lloyd Wright Drive • P.O. Box 997 • Ann Arbor, MI 48106-0997• 734-930-3678

Securities and Exchange Commission	January 17, 2006

RESPONSE TO COMMENT 1

The Company supplementally advises the Staff that it will include a footnote in the Contractual Obligations and Commitments table disclosing interest obligations in the Company’s future filings.

Notes to Consolidated Financial Statements, page 40

(1) Description of Business and Summary of Significant Accounting Policies, page 40

Other Assets, page 41

2.	Please disclose the nature of your investments in international franchises. Please also quantify your ownership interest and your policy for accounting for these investments.

RESPONSE TO COMMENT 2

The Company respectfully directs the Staff to comment 53 and the response to comment 53 in the comment letter response from Domino’s, Inc. to the Staff dated September 24, 2003 reproduced below:

53.	Disclose the nature of your investments in international franchises, quantify your ownership interest and your policy for accounting for these investments.

RESPONSE TO COMMENT 53

The Company supplementally advises the staff that its equity investments in certain international franchises total approximately 1% of its consolidated total assets, involve ownership interests of less than 20%, do not include other features or terms that give the Company control, and, accordingly, are accounted for using the cost method. The Company confirms to the staff that it will continue to monitor the materiality of its international equity investments and, if required, will make appropriate financial statement footnote disclosure in future filings.

Subsequent to the above comment letter and response in September 2003, the Company has significantly reduced the amount of its international equity investments. As of January 1, 2006, the net book value of the Company’s international equity investments approximated 0.1% of its consolidated total assets. Accordingly, the Company maintains that the financial statement footnotes currently include all required information under generally accepted accounting principles in the United States as it relates to equity investments. The Company will continue to monitor these investments and, if required, will make appropriate financial statement footnote disclosure in future filings.

Item 9A. Controls and Procedures, page 103

3.	You state that your management evaluated the effectiveness of your disclosure controls and procedures, as defined in Exchange Act Rule 13a-15 and 15d-15. However, your

Securities and Exchange Commission	January 17, 2006

principal executive and financial officers only concluded that your disclosure controls and procedures were effective “in ensuring that information required to be disclosed in this annual report was recorded, processed, summarized and reported within the time periods required by rules and regulations of the SEC.” Please confirm for us, if true, that the same officers concluded the controls and procedures were effective in “ensur[ing] that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding the required disclosure.” See Exchange Act Rule 13a-15(e). Revise future filings accordingly.

RESPONSE TO COMMENT 3

The Company supplementally confirms that the Company’s principal executive and financial officers concluded that the controls and procedures were effective in ensuring that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Additionally, the Company supplementally confirms to the Staff that the Company’s future filings will contain the above statement from the principal executive and financial officers.

Item 15. Exhibits, Financial Statement Schedules and Reports, page 107

4.	Please revise your Form 10-K to include your ratio of earnings to fixed charges. Refer to Items 601(12) and 503(d) of Regulation S-K.

RESPONSE TO COMMENT 4

The Company supplementally advises the Staff that it has filed an exhibit containing a ratio of earnings to fixed charges in each of its Forms S-4 as part of the debt registration process. The Company supplementally advises the Staff that, upon receiving the Staff’s comment letter, the Company re-examined Items 601(12) and 503(d) of Regulation S-K and agrees with the Staff that an exhibit containing a ratio of earnings to fixed charges is required in its Form 10-K filings. Additionally, the Company supplementally confirms to the Staff that it will include an exhibit containing a ratio of earnings to fixed charges in its future Form 10-K filings.

Exhibits – Section 302 Certifications

5.	We note that your certifications are not exactly consistent with the requirements of Item 601(b)(31) of Regulation S-K. Specifically, we note that disclosure 6. of your certifications is not part of the Item 601 certification requirements. Please revise your filings to delete disclosure 6. Please also ensure that disclosure 4. of your certifications references Exchange Act Rules 13a-15e and 15d-15e rather than 13a-14 and 15d-14.

Securities and Exchange Commission	January 17, 2006

RESPONSE TO COMMENT 5

The Company supplementally confirms to the Staff that its recent Section 302 certifications accompanying its Forms 10-Q have deleted the referenced disclosure 6 from the 2004 10-K and have included the cited references to Exchange Act Rules 13a-15(e) and 15d-15(e). Additionally, the Company supplementally confirms to the Staff that future filings will not contain the referenced disclosure 6 and will reference Exchange Act Rules 13a-15(e) and 15d-15(e).

We hope that the foregoing has been responsive to the Staff’s comments. If you should have any questions about this letter or require further information, please call the undersigned at 734-930-3678.

Very Truly Yours,

/s/ Elisa D. Garcia C.
Elisa D. Garcia C.
Executive Vice President and
General Counsel